MEMORANDUM

TO:	All Employees
FROM:	David D. Stevens
RE:	Purchase Agreement with Medco Health Solutions
DATE:	February 23, 2005

Today, Medco Health Solutions, Inc. announced the signing of a definitive agreement to acquire Accredo Health, Incorporated. We are especially pleased with the announcement because our combined companies will provide significant leadership in the specialty pharmacy business for many years to come and employees will also benefit by becoming part of a larger organization with expanded resources and expertise.

Under the terms of the definitive purchase agreement, Medco will acquire 100 percent of Accredo Health’s outstanding stock for a value of approximately $44 per share to be paid in an equal combination of cash and Medco common stock.

We have worked very closely with Medco, the nation’s leading pharmacy benefits manager (PBM) since the signing of our strategic alliance in February 2004 when our Company was designated their preferred retail and mail order pharmacy provider for specialty drug therapies served by Accredo.

Medco intends to manage Accredo as an independent business. We will retain our Accredo Health name and our successful business model continuing to deliver the highest quality of care to patients with long-term chronic diseases. We will maintain our focus on growing our business both through the addition of new specialty pharmacy products and gains in market share for our existing products and services. The combination of Accredo and Medco creates the opportunity to provide the full breadth of pharmacy services to both patient populations.

The transaction requires the approval of the Federal Trade Commission (FTC), which we expect will take some 45 days to receive. Once this process is completed, this purchase agreement will still be subject to Accredo shareholder approval. Therefore, we expect to close the transaction by mid-2005.

In the meantime, a Medco transition team will work closely with our Accredo management team to make the appropriate preparations so that once the transaction closes, we are well-positioned to leverage both organizations’ strengths, capabilities and resources to better serve our clients and grow our businesses.

We realize that change can be stressful to our employees, but we believe that this transaction will ensure a successful future for our organization. We ask you to stay focused on the business at hand and continue to provide quality care to our patients. We look forward to bringing you more specific information in the near future.

Medco Health Solutions, Inc.

Medco Health Solutions, Inc. is the nation’s leading pharmacy benefits manager, based on its 2004 net revenues of approximately $35.4 billion with a net income of $481.6 million. Medco stock started trading on the New York Stock Exchange on August 20, 2003 under the ticker symbol: MHS. It was listed No. 41 on the 2004 Fortune 500 list.

Medco is well-positioned in the specialty pharmacy service market to lead through clinical excellence and operational discipline. Their 2004 results are establishing a strong foundation for 2005 growth. Medco assists its clients to moderate the cost and enhance the quality of prescription drug benefits by providing services that perfectly suit each of their customers’ unique requirements, from managed care organizations and insurance carriers to government agencies, and large and small employers. They are responsible for delivering high-quality pharmaceutical healthcare and world-class service to members from healthcare organizations and private and public-sector employers including approximately 190 of the Fortune 500 companies. They dispensed a record 87.7 million prescriptions from their own mail order pharmacies in 2004, where they employ more than 2,000 pharmacists, and Medco managed more than 400 million additional prescriptions that were filled through a network of almost 60,000 retail pharmacies.

In September 2004, Medco, for the third straight year, was rated the number one PBM for customer satisfaction and the number one mail order pharmacy in the Wilson Rx Pharmacy Benefit Satisfaction Report. Four consecutive years, Medco also earned the highest ranking in overall customer satisfaction with prescription drug benefits and services from J.D. Power and Associates – both achievements unprecedented and unrivaled in the industry.

In December 2004, Medco’s network of mail order pharmacies achieved a perfect score of 100 from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), placing Medco in the highest 5 percent of organizations reviewed.

Medco’s corporate headquarters is based in Franklin Lakes, NJ. They have approximately 13,500 employees. Medco manages the nation’s largest mail order pharmacies, which are regarded as the industry’s most technically advanced with a network of 5 major front-end pharmacies processing prescriptions and conducting clinical review (Fairfield, OH, Fort Worth, TX, Liberty Lake, WA, and Tampa, FL), 2 automated dispensing pharmacies (Las Vegas, NV and Willingboro, NJ), 3 pharmacies that do both prescription processing and dispensing (specialty pharmacy location in Columbus, OH, Las Vegas, NV and Richmond, VA), and 5 customer call centers (Columbus, OH, Dublin, OH, Hidden River, FL, Irving, TX and Las Vegas, NV).

Management from both companies will hold a conference call to review the transaction on February 23, 2005 at 8:30 a.m. (EST).

A replay of the call will be available two hours after the event on February 23, 2005 through March 23, 2005.

Dial in: (800) 642-1687 from inside the U.S., or (706) 645-9291 from outside the U.S.

Please use password # 4165544.

For more information about Medco Health visit http://www.medco.com